Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is an internal employee communication of CSR plc (“CSR”) posted on CSR’s intranet in connection with the proposed merger of SiRF Technology Holdings, Inc. with a wholly-owned subsidiary of CSR.

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CSR & SiRF Merger FAQs

People

1. What will happen with my shares/SAYE?

CSR’s shares will continue to trade as normal on the London Stock Exchange, the schemes will not be affected in any way.

2. When will you be in a position to tell me what is happening?

We will be communicating to you on a regular basis. Information will be provided as soon as we are able to.

3. What should I do right now?

It is business as usual. Please can you continue to focus on your roles and demonstrate the same level of commitment and dedication that you have always shown.

4. Will there be any changes to the bonus scheme?

We are not expecting changes to the format of the scheme. We will be building a revised second half of the year plan that will include the SiRF business. Once that is done we will determine whether it is appropriate to adjust targets to reflect that new plan.

Organisational

5. Will the structure of the business change?

Yes, now that the merger agreement has been signed, we will spend the next three to four months looking at how we plan to combine the two businesses.

6. Will any of the CSR offices be closed?

This is yet to be determined. We are able to advise you that the new business will still be headquartered in Cambridge.

7. Will there be any changes to the Board?

Joep van Beurden will continue to be the CEO and Will Gardiner the CFO. Ron Mackintosh will continue to Chair the CSR Board. The Board of the enlarged CSR will include all current CSR Directors and two Board seats will be offered to current SiRF officers. As stated in our announcement, Dado Banatao (SiRF Chairman) and Kanwar Chadha (SiRF Founder) will be invited to join our Board when the merger completes.

8. Once CSR and SiRF merge, will the company have a new name?

We do not have any plans to change the name or brand of CSR. We have invested a great deal of time and effort into developing a brand which is well respected in the industry.

9. Do we have any ideas about the management structure yet?

The management team will be made up of individuals from CSR and SiRF. The structure is not known as yet.

The Investors/Shareholders

10. What do the shareholders think about this?

We have spoken to a number of our major shareholders and they are very supportive.

The Merger

11. When will we know if the merger is going ahead?

On 9th February we signed the merger agreement. This is by no means, confirmation that we will definitely go ahead with the merger as our respective shareholders both have to vote in favour of the transaction. There is a great deal of work to be done prior to completion. It is anticipated that the merger will complete by the end of June 2009.

12. Will the merger definitely go ahead?

Announcing the deal on the 10th February does not mean that the deal is closed. Both CSR and SiRF shareholders will need to vote in favour of the transaction and various regulators also need to allow this to proceed, so no it is not definite at this time.

13. How is the deal being structured?

The deal is structured as an ‘all share’ deal. This means that we pay for SiRF by creating and issuing new CSR shares to SiRF’s shareholders, in exchange for their existing SiRF shares.

14. What happens next?

For the next three to four months, it will be business as usual at CSR. Once our respective shareholders have given CSR and SiRF permission to proceed with the merger, we will then work very quickly to maximise the opportunities the two business can achieve by the end of 2009.

15. Who approached whom? When?

We have known and respected SiRF for many years. Both sides recognised the strength in the opportunity and it was a natural extension of our existing partnership programme.

16. Where will the new company be headquartered?

We will continue to run the enlarged group from Cambridge, UK.

17. Why is a merger between SiRF and CSR a good idea?

A merger between CSR and SiRF will present a fantastic opportunity for both companies. For example the transaction will:

• Diversify our revenue base;

• Combine our cash reserves.

• Be earnings accretive for our shareholders;

• Create a global leader in connectivity and location;

• Give CSR access to another high growth market (GPS);

• Provide significant cross-selling opportunities;

• Combine our strong IP portfolios;

• Strengthen our leadership position in the Connectivity Centre;

• Be welcomed by our customers.

18. How did we know that the company cultures would be a good match?

The deal team have spent many weeks looking at synergies between the two companies. Additionally, it was important that we ensured a good cultural match between both companies and with SiRF we have found that.

19. Will we get a common set of values and when?

We understand the importance of a common set of values. Subject to stakeholder approval, once the merger is complete the next Leadership Forum scheduled for June/July would present the ideal opportunity to work on a common set of values.

20. Didn’t CSR waste money buying NordNav and CPS, since we’ve had to buy yet another GPS company?

No absolutely not. They are all highly complementary acquisitions. Although SiRF have a leading position in stand-alone GPS for the emerging markets in cellular, chips combining GPS, BT, FM, audio and in some cases Wi-Fi are required. The combination of SiRF’s technology and server business with the fundamental Cellular aiding technology CSR acquired with CPS, plus the already-sampling BT/FM/GPS combination silicon already developed by CSR following the NordNav acquisition creates an extremely powerful product routemap and IP position.

21. When will the roadmap be developed?

Now that the merger agreement has been signed, we will spend the next three to four months looking at how we plan to combine the two businesses. As part of that work we will review our individual roadmaps and start thinking about how they could be converged. This information will obviously be communicated to you at a later stage.

22. Who is in charge of integration?

Will Gardiner will be leading the integration plan and we will ensure that we have the necessary resources for the very important work.

23. Is this a merger or a take-over?

This is a merger agreement for SiRF to merge into CSR. The Board of the enlarged CSR will include all current CSR Directors and two Directors from SiRF.

24. What exactly are these “annual cost synergies of at least $35m”? Will there be any job losses?

The main objective of this merger is to take advantage of the combined technology that CSR and SiRF bring to the table. The primary objective of our integration will be to create a combined roadmap that will take advantage of the best in class technology in both CSR and SiRF.

That being said, there are areas of overlap between the two businesses and over the next several months we will be working to understand exactly where those are. At this point we cannot provide any detail, but as the plans develop over the next several months we will do so.

SiRF

25. What does SiRF do?

SiRF develops world-class location-awareness solutions that are based on the Global Positioning System (GPS). Originally created by the US military, GPS uses more than 24 satellites around the earth to provide always-on location information free of charge to any GPS receiver, anywhere in the world.

SiRF was the first company to focus on mainstream consumer GPS and has created location awareness technology which is accurate, affordable, power efficient and small enough to be used in a broad range of consumer applications – it even works in certain indoor environments, dense foliage or steep ravines.

26. Where can SiRF’s devices be found?

SiRF’s technology has been integrated into a number of mobile consumer devices such as automobile navigation, portable navigation devices, mobile phones, mobile computers, mobile internet devices, handheld GPS devices, digital cameras, camcorders, mobile gaming devices and many more.

27. Who are SiRF’s customers?

SiRF’s customers and alliances include many of the leading names such as RIM, Motorola, Samsung, LG, Google, Intel, Microsoft, Pioneer, Bosch, Blaupunkt, Continental, Acer, TomTom, Garmin and Mio.

28. How long has SiRF been in business?

SiRF was founded in 1995.

29. Where does SiRF have offices?

SiRF is head-quartered in San Jose, California, USA. They have design centres in the US, India and China and Sales offices worldwide.,

30. How many people does SiRF employ?

There are 518 employees in total, with 362 in R&D.

31. How many patents does SiRF own?

There are 195 patents owned by SiRF

•181 GPS specific patents

•98 GPS Algorithm patents

•35 specific to Assisted GPS

•47 GPS receiver patents

•15 general receiver patents

Our Customers

32. Are our customers supportive of the deal? Which customers have you spoken to and why are they supporting this?

We can’t give you individual names, but we have spoken with our major customers and they are very supportive, because it will allow us to accelerate our development of BT GPS combo chip and will give CSR an established brand and track record in the GPS space.

The Products

33. Does CSR’s Connectivity Centre and SIRF’s A-GPS technology form a perfect fit?

CSR and SiRF share the same vision for providing connectivity and location solutions to the world that drive innovation and performance of products for end customers. CSR and SIRF therefore believe that the proposed combination of the two companies will create a global leader in providing wireless connectivity solutions for customers in the handset, PND, headset, PC, automotive and other consumer electronics sectors.

34. CSR recently launched BC7830 Bluetooth and GPS – what will SiRF provide over and above this?

SiRF will strengthen our leading position in the Connectivity Centre development.

35. Will CSR now target PNDs?

Following the merger, the enlarged CSR will be a major supplier to PND customers.

36. How and when will the SiRF technology be integrated into our chip programmes or road maps?

Current products from both companies will continue, but the merger gives the opportunity to accelerate and de-risk the Connectivity Centre chips development path.

37. Will we still be developing a low-cost GPS solution (BC7830) in parallel with a high-end one (Oxygen)?

Yes, absolutely. The roadmap is set by what the market needs, so is not changed by the merger with SiRF. SiRF brings a SoC business for automotive and a stand-alone GPS chip business for the general market, neither of which were served by BC7830 or Oxygen. CSR brings an ultra-low cost product and a combo Bt/FM/GPS product, neither of which SiRF have. Therefore, between us we have all of the product families for GPS, and can serve all markets just as we do in Bluetooth. Of course, following the merger, we will work to achieve some commonality of approach across products, but that will be for the generation after BC7830 and Oxygen.

38. What is the future of CSR’s eGPS technology?

eGPS remains an important part of CSRs GPS future proposition. SiRF has a substantial range of GPS patents including in the A-GPS space that perfectly complements CSR’s eGPS and ultra low cost GPS location based services technologies.

39. Is the low-cost GPS software going to be the E7000 or are we planning on using one from SiRF?

There is no low-cost product from SiRF comparable to E7000. SiRF have concentrated on the highest performance, stand-alone GPS (ie with no host). Our low cost S/W GPS is a unique proposition which has created huge customer interest. That said, SiRF's expertise to help improve it will be very much welcomed by the E7000 team.

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FORWARD LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 which represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with Shannon Acquisition Sub, Inc., a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties, and actual results may differ materially from the results anticipated in these forward looking statements. Those risks and uncertainties include, without limitation: the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing SiRF’s GPS-based location technology and our bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of CSR, SiRF and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of CSR, SiRF and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of CSR, SiRF and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of intellectual property indemnification practices; and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the United States Securities and Exchange Commission (“SEC”), including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC. The forward-looking statements in this communication are qualified by the risk factors set forth in those documents. Each statement speaks only as of the date of this communication (or any earlier date indicated in this communication) and CSR undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances. Investors, potential investors and others should give careful consideration to these risks and uncertainties.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the proposed merger transaction involving CSR and SiRF. In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger transaction. The definitive proxy statement/prospectus will be mailed to stockholders of SiRF. Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger. Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations, +44 (0) 1223 692 000 or to SiRF, 217 Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.

CSR and its directors and executive officers, SiRF and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from SiRF’s stockholders with respect to the proposed merger. Information about CSR’s directors and executive officers is set forth in CSR’s annual report for the fiscal year ended December 31, 2007 and available on its website at (http://www.csr.com/home.php). None of CSR’s directors and executive officers hold any direct or indirect interests in SiRF. Information about SiRF’s directors and executive officers and their ownership of SiRF’s common stock is set forth in SiRF's annual report on Form 10-K for the fiscal year ended December 27, 2008 and SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July 3, 2008. Stockholders may obtain additional information regarding the interests of SiRF and its directors and executive officers and CSR and its directors and executive officers in the proposed merger, which may be different than those of SiRF’s stockholders generally, by reading the proxy statement/prospectus and other relevant documents regarding the proposed merger, when filed with the SEC.